Exhibit (a)(1)(D)

Offer To Purchase For Cash

All Outstanding Shares of Common Stock

of

XENOPORT, INC.

at

$7.03 NET PER SHARE

Pursuant to the Offer to Purchase dated June 6, 2016

by

AP ACQUISITION SUB, INC.

an indirect wholly owned subsidiary of

ARBOR PHARMACEUTICALS, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 11:59 PM,

NEW YORK CITY TIME, ON JULY 1, 2016, UNLESS THE TENDER OFFER IS EXTENDED.

June 6, 2016

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by AP Acquisition Sub, Inc., a Delaware corporation (the “Purchaser”) and an indirect wholly owned subsidiary of Arbor Pharmaceuticals, Inc., a Delaware corporation (“Arbor”), to act as information agent (the “Information Agent”) in connection with the Purchaser’s offer to purchase (the “Offer”) all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares”), of XenoPort, Inc., a Delaware corporation (“XenoPort”), at a purchase price of $7.03 per Share, net to the holder thereof in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 6, 2016 (the “Offer to Purchase”), and the related Letter of Transmittal enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or the name of your nominee.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 21, 2016 (the “Merger Agreement”), by and among Arbor Pharmaceuticals, LLC, Purchaser and XenoPort. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as defined in the Offer to Purchase) and (ii) the expiration or termination of the statutory waiting period (and any extensions thereof) applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Offer is also subject to other conditions set forth in the Offer to Purchase.

The Merger Agreement provides, among other things, that subject to certain conditions, the Purchaser will be merged with and into XenoPort (the “Merger”), with XenoPort continuing as the surviving corporation and as an indirect wholly owned subsidiary of Arbor. Each Share issued and outstanding immediately prior to the effective time of the Merger (other than (i) Shares held by XenoPort (or in XenoPort’s treasury), Arbor Pharmaceuticals, LLC or the Purchaser (or any other wholly owned subsidiary of Parent), all of which will cease to exist, and (ii) Shares owned by XenoPort stockholders who have preserved their appraisal rights under Section 262 of the Delaware General Corporation Law), will be converted into the right to receive $7.03 in cash (or any greater per Share price paid in the Offer), subject to any applicable tax withholding. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the offer or any delay in making payment for the Shares.

The XenoPort Board of Directors, among other things, unanimously: (i) determined that the Offer and the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, XenoPort’s stockholders; (ii) authorized and approved the execution, delivery and performance of the Merger Agreement by XenoPort; (iii) declared that the Merger Agreement is advisable; (iv) resolved to recommend that the stockholders of XenoPort tender their Shares pursuant to the Offer; and (v) elected to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement pursuant to Section 251(h) of the DGCL.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase dated June 6, 2016;

2. The Letter of Transmittal to be used in accepting the Offer and tendering Shares;

3. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9;

4. A Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents cannot be delivered to Computershare (the “Depositary”) by the Expiration Time (as defined in the Offer to Purchase) or if the procedure for book-entry transfer cannot be completed by the Expiration Time;

5. XenoPort’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission; and

6. A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer.

Certain conditions of the Offer are described in Section 15 of the Offer to Purchase.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 11:59 PM, New York City time, on July 1, 2016, unless the Offer is extended.

For Shares to be properly tendered pursuant to the Offer, (i) the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an “Agent’s Message” (as defined in the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and Letter of Transmittal.

The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

The Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Depositary and Information Agent as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. The Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. The Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the Information Agent at the addresses and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

Georgeson LLC

Nothing contained herein or in the enclosed documents shall constitute you or any other person the agent of the Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

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